UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Allin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019924 10 9

(CUSIP Number)

Copy to:

David Ritchie 26 Princess Drive Wakefield, MA 01880	Briar L. McNutt Eckert Seamans Cherin & Mellott, LLC One International Place 18th Floor Boston, MA 02110 (617) 342-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Ritchie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 900,103 (1)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 900,103 (1)
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,103 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

(1)	See response to Item 5.

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 3 of 6 Pages

This statement amends Items 3, 4, 5 and 6 of the Schedule 13D of David Ritchie (the “Reporting Person”) dated August 3, 2005, as amended by Amendment No. 1 thereto dated May 17, 2006 and Amendment No. 2 thereto dated February 15, 2007 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred since February 15, 2007, the filing date of the last amendment to the Reporting Person’s Schedule 13D, that have affected the Reporting Person’s beneficial ownership of the Company’s Common Stock as follows:

(1) In the period from February 15, 2007 and the date hereof, the Reporting Person transferred for no consideration, in aggregate, 31,924 shares of Common Stock that he purchased on May 17, 2006 and May 18, 2006 on the open market to certain of the employees of CodeLab previously identified in Item 6 of Amendment No. 2 to this Schedule 13D (“Amendment No. 2”).

(2) On or about October 5, 2007, the Reporting Person received 379,867 shares of Common Stock as set forth in Item 3 below.

Current information as to the beneficial ownership of equity securities of the Company by the Reporting Person is set forth in Item 5.

Item 3.	Source and Amount of Funds or Other Consideration.

On or about October 5, 2007, the Reporting Person received 379,867 shares of Common Stock as additional consideration from the Company for the achievement of certain milestones by CodeLab as of the second annual period ending July 31, 2007, which shares represented a portion of the consideration due the Reporting Person under the terms of the Purchase Agreement. The Company valued the 379,867 shares at $265,907 in the aggregate (or $0.70 per share). Current information as to the beneficial ownership of equity securities of the Company by the Reporting Person is set forth in Item 5.

Item 4.	Purpose of the Transaction.

The Company issued the Reporting Person 379,867 shares of Common Stock as partial consideration for the achievement of certain milestones by CodeLab for the second annual period ending July 31, 2007 according to a negotiated formula specifically set forth in the Purchase Agreement.

Other than as set forth below, the Reporting Person has no current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 4 of 6 Pages

subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

The Reporting Person anticipates transferring approximately 14,285 shares of Common Stock that he purchased on May 17, 2006 and May 18, 2006 on the open market to certain employees of CodeLab for no consideration. See response to Item 6 below.

Pursuant to the Purchase Agreement, the Reporting Person and certain of the other parties to the Purchase Agreement may receive additional consideration if CodeLab achieves certain milestones over the next year. Pursuant to the Purchase Agreement, the Company may, at its option, pay between 25% and 50% of the consideration due to the Reporting Person and two other parties thereto in the form of Common Stock. In addition, the Reporting Person, without the consent of the Company, may purchase or sell shares of Common Stock in the open market or in private transactions at any time.

Item 5.	Interest in Securities of the Issuer.

The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 8,271,819 shares of Common Stock outstanding on or about October 5, 2007, which number of shares was provided to the Reporting Person by the Company.

(a)	As of the date hereof, the Reporting Person beneficially owns 900,103 shares of Common Stock. These shares represent approximately 10.9% of the Common Stock outstanding.

(b)	The Reporting Person has the sole power to vote or direct the vote of 900,103 shares of Common Stock. The Reporting Person has the sole power to dispose of or direct the disposition of 900,103 shares of Common Stock. The shares reported herein as beneficially owned by the Reporting Person do not include 286,956 shares of Common Stock held by a trust of which the Reporting Person’s spouse is a trustee.

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 5 of 6 Pages

(c)	No transactions in Common Stock were effected during the past 60 days by the Reporting Person, except for (i) the Reporting Person’s receipt of the 379,867 shares of Common Stock as described in Item 3 above and (ii) the Reporting Person’s transfer for no consideration of 31,924 shares of Common Stock, in the aggregate, to certain of the employees of CodeLab as previously identified in Item 6 of Amendment No. 2 (specifically, Brian Carpenter, Patty Banks, Adam Krueger and Raghu Vohra).

(d)	The Reporting Person does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Person.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person anticipates that the transfer of shares of Common Stock to certain employees of CodeLab as described in Item 6 of Amendment No. 2 will be completed in the near future. As of the date of this Schedule 13D, approximately 14,285 of the 46,296 shares of Common Stock described in Item 6 of Amendment No. 2 have yet to be transferred.

Pursuant to the Purchase Agreement, the Reporting Person and certain of the other parties to the Purchase Agreement may receive additional consideration if CodeLab achieves certain milestones over the next year. Pursuant to the Purchase Agreement, the Company may, at its option, pay between 25% and 50% of the consideration due to the Reporting Person and two other parties thereto in the form of Common Stock.

SCHEDULE 13D

CUSIP NO. 019924 10 9	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2007

	By:	/s/ David Ritchie
David Ritchie